EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE November 23, 2010
ITEM 3.	NEWS RELEASE Issued November 23, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
Positive results from the final 21 diamond drill holes completed in this year’s program at Courageous Lake’s FAT deposit have likely upgraded a substantial portion of the deposit’s inferred resources to higher categories. The drill data will now be provided to Resource Modeling Inc., an independent consulting firm, and a new NI-43-101 compliant resource estimate is expected in January 2011. Complete assay results and descriptions for these 21 holes can be found at www.seabridgegold.net/CLdrill2010.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable
ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.
ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	November 23, 2010

APPENDIX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	November 23, 2010

Drilling Success Continues at Seabridge Gold’s Courageous Lake Project
New Resource Calculation Scheduled for January 2011

Toronto, Canada…Positive results from the final 21 diamond drill holes completed in this year’s program at Courageous Lake’s FAT deposit have likely upgraded a substantial portion of the deposit’s inferred resources to higher categories. The drill data will now be provided to Resource Modeling Inc., an independent consulting firm, and a new NI-43-101 compliant resource estimate is expected in January 2011. Complete assay results and descriptions for these 21 holes can be found at www.seabridgegold.net/CLdrill2010. [Also found at * below.]

Seabridge President and CEO Rudi Fronk said “the 2010 program was an unqualified success. All of the holes that reached their target intersected resource grade mineralization. We believe this program has likely upgraded a substantial portion of the FAT deposit’s inferred resource and also potentially increased its size and grade. Our objective is to incorporate the new resource model into an updated NI 43-101 compliant Preliminary Assessment scheduled for the second quarter of 2011. We are planning another program for next year to upgrade any remaining in-pit inferred resources in preparation for a planned 2012 Preliminary Feasibility Study which would estimate mineral reserves.”

The Courageous Lake project consists of 27,263 hectares (67,366 acres) covering 53 kilometers (33 miles) of a greenstone belt in Canada’s Northwest Territories, including the two kilometer long FAT deposit which has estimated gold resources as set out below (see news release of February 28, 2007 for details):

Courageous Lake Estimated Gold Resources at 0.83 Gram Per Tonne Cutoff

Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

In March 2008, Seabridge released the results of a Preliminary Assessment (see news release dated March 10, 2008) in which the independent consultants concluded that an open-pit mining operation, with on-site processing, was the most suitable development scenario for the Courageous Lake project. A base case scenario was developed proposing a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average estimated annual production of 500,500 ounces of gold at an estimated average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project were estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) was estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project was estimated at US$500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project was estimated at US$1.13 billion and at US$1,000 gold pre-tax cumulative net cash flow was estimated at US$2.27 billion.

Seabridge notes that the Courageous Lake 2008 Preliminary Assessment incorporated inferred mineral resources which are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the Preliminary Assessment will be realized.

National Instrument 43-101 Disclosure

The 2010 Courageous Lake exploration program was conducted under the direction of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person under National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

A rigorous quality control/quality assurance protocol was employed during the 2010 Courageous Lake drill program including blank and certified reference standards inserted by the Company in every batch of assays. Repeats and re-splits of the sample rejects were analyzed at a rate of not less than one sample in every 25 for each type.  Samples were assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.  Cross-check analyses were conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document but many of them relate to estimates and projections prepared in 2007 and 2008. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates, (xi) reasonable contingency requirements; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2009 Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

* Courageous Lake Drill Results

The FAT deposit at Seabridge Gold’s Courageous Lake project is located geologically in the Slave Province. The deposit`s name is an acronym for its dominant rock type, Felsic Ash Tuff. This gold occurrence, hosted by Archean rocks, was formed in a rhyolite/dacite dome complex that measures about 2 kilometers along strike and about 800 meters of stratigraphic section in width. Although tuffaceous rocks are the most common in the deposit there are also clear intervals of clastic and chemical sedimentary rocks and a few late intrusives. In constructing the geological model for resource estimation, unique stratigraphic intervals were defined and labeled as ore domains 1 though 9 and domain 14. Distribution of gold within a domain and the surrounding rock is treated differently from other domains in resource modeling.  Domains 3, 4 and 5 contain about 80% of the gold in the deposit.

Results of the last 21 holes and 4 wedged holes drilled this year at the FAT deposit are as follows (see news release dated November 23, 2010):

Drill Hole ID	Depth (meters)	From (meters)	To (meters)	Thickness (m)	Gold Grade (grams/tonne)	Ore Domain
CL-103	251.0	Drill hole abandoned before targeted zone
CL-104	351.0	167.6	177.6	10	1.57	5
		205.5	213.0	7.5	3.57	4
		225.0	247.1	22.1	1.68	4
		292.1	299.5	7.4	1.98	4
		330.4	334.5	4.1	2.31	3
CL-105	879.0	300.5	306.5	6.0	1.07	29
		374.0	380.0	6.0	1.44	9
		715.5	726.5	11.0	1.39	4
		734.3	740.3	6.0	3.32	4
		823.2	828.0	4.8	1.57	3
		835.6	849.0	13.4	0.67	3
		857.0	867.5	10.5	1.63	3
CL-105W1	843.0	657.0	661.5	4.5	6.21	5
		669.0	676.5	7.5	2.48	4
		686.5	693.6	7.1	1.42	4
		708.5	716.0	7.5	2.57	4
		770.0	787.4	17.4	1.38	4/3
		796.8	801.0	4.2	1.96	3
CL-106	300.0	8.0	19.5	11.5	3.78	5
		31.5	58.5	27.0	2.34	5
		163.7	169.0	5.3	0.70	4
		188.5	201.0	12.5	0.64	4
		216.1	246.0	29.9	3.89	3
CL-107	484.0	281.2	292.5	11.3	0.82	4
CL-108	300.0	7.5	49.5	42.0	2.57	4
		73.5	124.5	51.0	1.58	4
		129.0	133.5	4.5	1.80	4
		144.0	150.0	6.0	1.45	3
		169.5	178.5	9.0	2.11	3
CL-109	201.0	13.5	20.3	6.8	3.08	4
		25.6	35.8	10.2	2.63	4
		43.7	92.3	48.6	2.71	4
		96.8	105.0	8.2	2.18	3
		123.0	126.0	3.0	3.86	3
		142.1	146.0	3.9	2.86	3
		185.5	189.5	4.0	2.14	2
CL-110	420.0	354.0	360.0	6.0	4.32	5
CL-111	300.0	178.6	217.6	39.0	2.11	4
		281.1	297.6	16.5	0.93	3

CL-112	471.0	339.2	342.0	2.8	5.43	4
		349.5	377.0	27.5	3.26	4
		390.0	418.5	28.5	1.81	4
		460.5	465.0	4.5	2.69	3
CL-113	493.0	53.4	74.3	20.9	3.49	3
		234.1	239.5	5.4	2.13	4
		245.5	250.3	4.8	2.62	4
		261.7	322.5	60.8	3.23	4
		396.4	438.0	41.6	6.62	4
		442.5	450.0	7.5	2.60	4
		457.5	466.5	9.0	3.74	4
CL-114	501.0	42.9	47.4	4.5	1.63	2
		133.0	148.0	15.0	5.91	2
		166.5	172.0	5.5	2.60	2
		203.1	229.1	26.0	1.61	3
		252.5	261.8	9.3	2.65	3
		268.5	300.1	31.6	1.76	4
		369.6	382.5	12.9	2.43	4
		387.0	398.6	11.6	1.57	4
CL-115	501.0	105.6	118.5	12.9	3.26	3
CL-116	513.0	409.6	418.6	9.0	0.63	4
CL-117	877.0	605.0	607.5	2.5	6.97	5
		670.0	707.5	37.5	3.40	4
		712.0	719.5	7.5	0.88	4
		727.0	733.3	6.3	3.33	4
		840.0	856.5	16.5	2.92	3
CL-117W1	746.5	574.5	579.0	4.5	1.91	5
		600.0	606.0	6.0	2.18	5
		673.0	698.5	25.5	5.04	4
		704.5	710.5	6.0	2.20	4
		724.6	729.0	4.4	3.28	4
CL-117W2	870.0	597.3	609.6	12.3	2.27	5
		668.4	699.0	30.6	6.06	4
		705.0	714.0	9.0	1.96	4
		726.0	730.5	4.5	2.49	4
		842.2	859.7	17.5	1.85	3
CL-118	918.0	609.0	621.8	12.8	0.67	9
		701.5	706.5	5.0	1.02	5
		774.8	794.0	19.2	2.35	5
		819.0	828.7	9.7	1.51	4
		852.0	859.5	7.5	3.43	4
		885.5	914.9	29.4	3.69	4
CL-118W1	909.5	753.0	757.5	4.5	6.81	4
		762.0	799.5	37.5	2.88	4
		865.5	877.5	12.0	1.40	3
CL-119	501.0	79.2	109.2	30.0	3.41	5
		131.6	163.8	32.2	4.59	5
CL-120	351.0	201.0	205.5	4.5	1.99	4
		214.5	225.0	10.5	1.47	4
		234.0	242.5	8.5	7.64	4
		256.7	275.1	18.4	2.41	4
		286.0	291.0	5.0	5.98	4
		333.4	349.1	15.7	4.91	3

CL-121	499.5	88.7	93.5	4.8	1.92	2
		104.0	112.5	8.5	1.15	2
		130.5	136.5	6.0	3.72	2
		142.5	153.0	10.5	1.13	2
		210.7	215.7	5.0	2.24	2
		331.5	337.8	6.3	1.28	1
		345.2	352.5	7.3	0.86	1
		357.5	363.5	6.0	0.74	1
CL-122	462.0	16.5	25.0	8.5	1.74	3
		47.6	59.3	11.7	1.91	3
		183.8	188.0	4.2	8.34	4
		201.6	221.0	19.4	3.15	4
		228.0	257.0	29.0	3.30	4
		324.7	329.7	5.0	3.08	5
		339.7	345.8	6.1	4.17	5
		414.7	419.2	4.5	2.73	6
CL-123	300.0	100.5	110.5	10.0	1.94	4
		119.8	130.8	11.0	6.95	4
		145.5	156.0	10.5	2.28	4
		169.5	178.5	9.0	1.88	4
		189.6	220.8	31.2	5.77	3
		226.5	231.0	4.5	3.69	3
		235.5	261.7	26.2	2.44	3
		274.5	288.0	13.5	2.48	3
		294.0	300.0	6.0	2.39	2

True thickness of the above reported drill hole intercepts are approximately 85-90% of the reported interval.

Drill Hole Descriptions:

CL-103: Drilled at an azimuth of 90o and an inclination of minus 62o and designed to upgrade blocks in domain 4 and the dip projections of domain 6. This hole was terminated at 251 meters, short of the target due to a severe deviation in inclination.

CL-104: Drilled at an azimuth of 90o and an inclination of minus 52o and designed to fill-in the projection of domain 5 and up-grade blocks in domain 4. The 351 meter hole encountered nearly continuous lapilli tuff units consistent with domains 4 and 5. Alteration styles varied through the section and included sericite-rich, chlorite-rich and ankerite-rich sections with diagnostic sulfide minerals. The multiple intervals through domains 3 and 4 are much higher than the predicted sub 1.0 g/t estimates in the model. Domain 5 was not previously estimated to contain grade in this area.

CL-105: Drilled at an azimuth of 90o and an inclination of minus 62o and designed to upgrade inferred blocks in domain 4 and to test domain 3. This 879 meter drill hole encountered the typical lithologies in the FAT deposit and increasing alteration intensity approaching domain 4.  Results defined unexpected intervals in the lower part of the FAT deposit.  Domains 3 and 4 contained much narrower intervals and lower grades than expected.

CL-105W1: Drilled as a 4o wedge off of drill hole CL-105 starting at 395.5 meters.  The wedge hole was completed at 843 meters with a 35-50 meter separation up-dip (domains 4-3 respectively) from CL-105.  Results were similar to the parent hole, CL-105.

CL-106: Drilled at an azimuth of 98o and an inclination of minus 48o and designed to upgrade blocks in domains 5, 4 and 3. Domain 5 alteration and lithologies were encountered as expected with grades in line to better than expected.  Domain 4 lithologies were encountered as expected, with alteration and grades as predicted by the model. In domain 3 lithologies, alteration and grades were as expected.

CL-107: Drilled at an azimuth of 97o and an inclination of minus 64o and designed to test domains 5, 4 and 3 beneath underground drilling by previous operators. Unfortunately, the hole hit the workings due to greater than expected deviation and did not reach any of its targets. It did encounter unexpected mineralization in domain 9.

CL-108: Drilled at an azimuth of 90o and an inclination of minus 50o and designed to up-grade blocks in domains 3 and 4. The entire 300 meter drill hole contained intensely altered lapilli tuff that made it difficult to discriminate between the identified gold domains. Results from domain 4 are close to the predicted grades with some unexpected higher gold grade intervals. In domain 3 the model predicted lower grade intervals than encountered.

CL-109: Drilled at an azimuth of 90o and an inclination of minus 45o and designed to up-grade inferred blocks in the shallow parts of domains 2, 3 and 4. The main gold zone in domain 4 returned an interval similar to the block model as well as 2 unexpected zones of better grade. Domain 3 contained several zones narrower than predicted but at much higher grade and the predicted gold zone in domain 2 was encountered where expected but at much higher grades.

CL-110: Drilled at an azimuth of 90o and an inclination of minus 56o and designed to up-grade inferred blocks in domains 5 and 4. This 420 meter hole cut a thick section of ash and lipilli tuff characteristic of the target domains.  A single intersection in domain 5 was encountered with grades much higher than predicted. Weak alteration and mineralization were cut on the margin of domain 4 but the hole was terminated early as it did not deviate as designed and missed its intended target.

CL-111: Drilled at an azimuth of 98o and an inclination of minus 50o and designed to upgrade blocks in domains 3 and 4. Lithologies and alteration of domain 4 were encountered slightly deeper than expected and contained better than predicted grades. Domain 3 was also encountered slightly deeper than expected but here the alteration and mineralization was less intense than predicted by the current model.

CL-112: Drilled at an azimuth of 98o and inclination of minus 49o and designed to up-grade domains 3, 4 and 5.  Lithologies and alteration were as expected. Discontinuous grade zones were predicted in domain 4 and the zones encountered confirm this interpretation but grades were better than predicted. Results in domain 3 were narrower than expected with significantly higher grade.

CL-113: Drilled at an azimuth of 277o and an inclination of minus 60o the hole was designed to upgrade blocks in domains 3 and 4 and confirm grades from underground drilling in domain 5.  Domain 3 encountered as predicted variably altered tuff with discontinuous grade; however, grades were substantially better than expected.  Domain 4 lithology and alteration were consistent with the model. Grade distribution was different than expected with a higher grade core zone and lower grade footwall mineralization. Domain 5 results confirm the geology and grade distribution in the underground drilling performed by Noranda in the late 1980’s.

CL-114: Drilled at an azimuth of 277o and an inclination of minus 57o and designed to upgrade blocks in domains 2, 3, 4 and test domain 5. The hole intersected domain 1 which was not expected in this area. Domain 2 contained higher than expected grades within intense sericite alteration over a narrower than expected interval. Domain 3 alteration and mineralization were concentrated along the margins of the zone as expected but with some additional intercepts in the heart of the zone not predicted by the model. Domain 4 was more discontinuous than expected in both alteration and mineralization. The hole did not encounter alteration or grade consistent with domain 5.

CL-115: Drilled at an azimuth of 980 and an inclination of -65 and designed as a geotechnical hole for pit wall stability tests collared on the eastern side of the deposit. Domain 3 was encountered slightly deeper than anticipated, with alteration and mineralization narrower than expected but with grades substantially higher than predicted.

CL-116: Drilled at an azimuth of 90o and an inclination of minus 50o and designed to complete hole CL-107. The hole was lost at 513 meters and the goal of this drill hole was not achieved. A sequence of varying rock textures and alteration was encountered consistent with what has been intersected elsewhere in the deposit. Results include several unexpected intervals that extend the strike and dip projection of domain 9.

CL-117: Drilled at an azimuth of 98o and an inclination of -65o and designed to test domains 5, 4 and 3 below the underground drilling. Domain 5 lithologies and alteration were intercepted as predicted. However, gold grade did not follow except for a narrow high-grade interval. Domain 4 was encountered slightly deeper than anticipated and initially was less intense than predicted.  The core of the zone contained more intense than predicted alteration and mineralization, with the remainder of the domain discontinuous as expected.  Domain 3 encountered an unexpected high-grade zone along the foot-wall and higher than predicted grades at the hanging wall while the core of the domain was as expected.

CL-117W1: A wedge off of CL-117 at 450 meters and designed to turn the hole north.  Unfortunately, the hole never achieved sufficient separation from the parent and was terminated at 746 meters (296 meters from wedge). The hole does provide close spaced offset confirmation of the results in CL-117.

CL-117W2: A wedge off of CL-117 at 297 meters and directed to the south. This hole achieved a maximum separation of 20 meters and a total depth of 870 meters (573 meters below wedge).  Results were similar to CL-117.

CL-118: Drilled at an azimuth of 98o and an inclination of minus 68o and designed to upgrade blocks in domain 4 and test domains 5 and 3 at depth. Moderate alteration and weak mineralization were cut in domain 9, expanding the limits of this zone. Domain 5 lithologies and alteration were encountered shallower and over a wider interval than expected. Mineralization was located along the margins of the zone. Domain 4 alteration and mineralization were discontinuous, with the most intense showing on the hanging-wall.

CL-118W1: A wedge off of CL-118 starting at 345 meters and directed to the north. This hole achieved over 100 meters of separation from CL-118. Domain 5 was encountered as predicted; however, alteration and mineralization were less intense than expected. Domain 4 was also intercepted where anticipated; expected alteration and mineralization were less intense in the first half of the domain. The hanging-wall portion of domain 4 exhibited typical alteration with better than expected grades. Domain 3 was narrower than anticipated but the grades were in line with expectations.

CL-119: Drilled at an azimuth of 139o and an inclination of minus 67o and designed as a geotechnical hole cutting a a long section of domain 5 for slope stability studies. Alteration and mineralization were much stronger than predicted.

CL-120: Drilled at an azimuth of 107o and an inclination of minus 65 o  and designed to upgrade blocks in domains 4 and 3. Domain 4 was intercepted as predicted, with variable discontinuous alteration and mineralization and grades in line with expectations. Domain 3 started less intense than anticipated but then encountered typical alteration and lithologies with much better grades than expected.

CL-121: Drilled at an azimuth of 224o and an inclination of 70 o as another geotechnical hole inside FAT. The hole cut through domain 2 and appears to have cut the strike extension of domain 1. Domain 2 was intercepted as predicted with variable alteration. Several discontinuous intervals of better than expected grade were intercepted along with the anticipated mineralization on the hanging wall. Several low-grade zones of alteration and grade intercepted at depth in this hole are interpreted to be the strike extension of domain 1. This hole should convert some waste material to ore.

CL-122: Drilled at an azimuth of 277o and an inclination of minus 55o and designed to upgrade blocks in domains 3 and 4 and test domains 5 and 6. Mineralization and alteration were intercepted slightly earlier than anticipated in domain 3. Domain 4 alteration and mineralization were intercepted as predicted but were more continuous than expected. Domain 5 was intercepted as planned but alteration was less intense than expected and grade more discontinuous. Domain 6 was encountered as predicted and contained discontinuous alteration with patchy grades.

CL-123:  Drilled at an azimuth of 105o and an inclination of minus 56o and designed to upgrade blocks in domains 4 and 3. Domain 4 lithologies and alteration were intercepted as expected; both alteration and mineralization were variable and discontinuous. Grades in general were in line with expectations, although in different positions than predicted by the block model. Domain 3 was intercepted a few meters early and was more intense in both alteration and grade than anticipated. The hole terminated at the edge of domain 2 and encountered grades consistent with model predictions.